FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica — Presentation on Quarterly results for the period January-June 2010	2

Disclaimer This document contains statements that constitute forward looking statements about the Company including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which refer to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefonica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefonica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefonica's business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefonica. 1

Continue to execute 2010 priorities GROUP FINANCIALS #1 Capturing top line growth prospects Enhanced revenue trends across all regions of operations Continued wireless data revenue growth and further expansion of FBB Benchmark profitability, improving sequentially High CF generation & Balance sheet strength Full year and mid-term guidance reiterated: Revenue and OIBDA growth acceleration in Q2, in line with Company expectations. Further ramp-up in H2 10E DPS targets confirmed (2010: €1.40; 2012: minimum of €1.75 ) DPS minimum target of 2012: Dividend targeted under current guidance hypothesis. 2

Growth reacceleration... Organic growth assumes constant exchange rates as of H1 09 (average fx) and excludes the consolidation of HanseNet (since mid February) and Jajah (January-June) in 2010. Telyco Morocco results are excluded in January-June 2009. OIBDA and OI figures do not include the impact of capital gain registered in the second quarter of 2010 from Manx Telecom disposal. CapEx excludes the spectrum acquisition in Germany in Q2 10 (€ 1,379 m). Figures exclude hyperinflationary accounting in Venezuela in both years. 3 57% Jan-Jun 2010 Revenues Operating Income (OI) Chg H1 10/H1 09 Net income +5.4% -0.6% € in millions Operating Income before D&A (OIBDA) 0.0% 9.4% -18.6% OIBDA Margin -2.0 p.p. Organic chg H1 10/H1 09 OpCF (OIBDA-CapEx) 29,053 10,905 6,456 3,775 6,610 37.5% +2.0% -2.3% -1.7 p.p. +0.2% -3.4% Group Contribution by regions Rev OIBDA OpCF Ex-spectrum 32% 40% 44% 42% 41% 41% 25% 19% 16% T. Espana T. Latam T. Europe The value of diversification H1 10 67% 60% Positive contribution of forex to nominal growth rates of major metrics despite Venezuelan Bolivar devaluation GROUP FINANCIALS

.... from top to bottom 4 GROUP FINANCIALS H1 10 EPS up 10.1% y-o-y to reach 0.83 € January-June 2010 € in millions (% change y-o-y) 10,905 -4,449 (+0.9%) D&A OIBDA +0.0% 72 (+140.8%) -1,254 (-13.7%) -1,428 (-8.1%) -71 (+10.8%) 6,456 3,775 OI Associates Financial expenses Taxes Minorities Net Income -0.6% +9.4% +10.0 p.p. Non-operating results managed efficiently

Sustained commercial push ... Organic: figures and growth: exclude Medi Telecom customers in 2009 and HanseNet in 2010. It also excludes the disconnection of inactive customers made in the second quarter of 2010. 5 GROUP FINANCIALS Gross adds increased 16.2% y-o-y in H1 10 Churn contained in H1 10 to 2.2% (-0.1 p.p. y-o-y) Contract organic mobile net adds gaining traction (56% over total mobile net adds in H1 10, +10 p.p. y-o-y) Robust MBB growth Strong FBB organic net adds (+30.4% vs. H1 09) Better trends in fixed accesses Total organic net adds (million) 4.3 Q1 10 Q2 10 4.8 H1 10 9.0 x2.4 +11.6% Group accesses (278 m; +7.2% y-o-y organic growth) Jun-10 y-o-y organic growth Mar-10 y-o-y organic growth 97.5% Mobile Group Accesses MBB FBB Pay TV Fixed accesses -4.7% 211 m 64 m 17 m 16 m 42 m 3 m 12.3% 9.7% 14.9% Contract 8.7% 84.6% 9.2% 8.0% 8.7% 9.3% -5.3%

GROUP FINANCIALS

...translates into a superior revenue growth

Organic revenue (y-o-y growth)


Ex-MTRs
+2.5%
+1.4%
+1.5%
+2.4%
+3.3%
+2.0%
+1.4%
+0.1%
+0.2%
+0.9%
H1 09
9M 09
FY 09
Q1 10
H1 10
Accesses (y-o-y organic)
+5.2%
+5.8%
+5.1%
+6.1%
+7.2%

Reported revenue (y-o-y growth)


Strong FX appreciation
Hansenet consolidation (3 months vs. 45 days in Q1)
9.0%
5.4%
1.7%
FY 09
-2.1%
Q1 10
Q2 10
H1 10

Contribution to organic revenue growth (H1 10)


+2.5 p.p.
+0.2 p.p.
+2.0%
Global projects: € 90 m in H1 10
+0.8 p.p.
T. España
-1.5 p.p.
T. Europe
T. Latam
Others & Eliminations
TEF Group

Reported revenue y-o-y growth

	FY 09	Q1 10	H1 10
T. España	-5.4%	-5.7%	-4.5%
T. Latam	+3.7%	+4.2%	+10.2%
T. Europe	-5.4%	+7.4%	+10.8%

Brazilian Real and Mexican and Colombian peso appreciation offset Bolivar devaluation in H1 10

Organic growth revenues assumes constant exchange rates as of H1 09 (average fx) and excludes the consolidation of HanseNet (since mid February) and Jajah (January-June) in 2010. Telyco Morocco results are excluded in January-June 2009. It excludes hyperinflationary accounting in Venezuela in both years.
Organic growth accesses excludes Medi Telecom customers in 2009, HanseNet in 2010 and includes Telemig as of January 1st, 2008. It also exclude the disconnection of inactive customers made in the second quarter of 2010.

Telefónica, S.A
Investor Relations

Telefonica

6

GROUP FINANCIALS

Strong profitability despite increased commercial activity

OIBDA (organic y-o-y growth)


Q1 10
H1 10
-1.8% ex-MTRs
-2.3%
-3.4%
+1.1 p.p.

- **H1 10 OIBDA evolution impacted by:**
  - Regulatory and other non recurrent effects, dragging 2.7 p.p. of growth
  - OpEx organic growth (+5.5% vs. H1 09) mainly due to external services and personal expenses (+10.8% and +11.7%, respectively)
  - Continued contention of interconnection costs (up 1.1% y-o-y organic) with growth in T. Latam offsetting MTRs declines in Europe
  - Higher commercial costs (up 8.1% y-o-y organic) on increased commissions and handset subsidies
  - Growth in other expenses mainly driven by network costs (network maintenance in T. Latam, own network in Germany)

OIBDA margin


+0.8 p.p.
36.7%
37.5%
-1.6 p.p.
-1.7 p.p.
Q1 10
H1 10

- **Sequential improvement both in OIBDA and OIBDA margin:**
  - Reaping benefits from higher commercial activity since H2 09
  - Revenue rebound
  - Leveraging our scale through global units already bearing fruits: €85 m in OIBDA from centralization of processes within the Group

Organic y-o-y growth

Organic growth assumes constant exchange rates as of H1 09 (average fx) and excludes the consolidation of HanseNet (since mid February) and Jajah (January-June) in 2010. In OIBDA and OI, Telyco Morocco results are excluded in January-June 2009. OIBDA figure does not include the impact of the capital gain registered in the second quarter of 2010 from Manx Telecom disposal. Figures exclude hyperinflationary accounting in Venezuela in both years.

Telefónica, S.A
Investor Relations
7

Solid cash flow generation Efficiency ratio: Defined as last twelve months (OpEx+CapEx- Internal exp. Capitalized in fixed assets)/Revenues. CapEx excludes the acquisition of spectrum and Efficiency Program at T. Espana. Organic growth assumes constant exchange rates as of H1 09 (average fx) and excludes the consolidation of HanseNet (since mid February) and Jajah (January-June) in 2010. In OIBDA and OI, Telyco Morocco results are excluded in January-June 2009. OIBDA figure does not include the impact of capital gain registered in the second quarter of 2010 from Manx Telecom disposal. CapEx excludes the spectrum acquisition in Germany in Q2 10 (€ 1,379 m). It excludes hyperinflationary accounting in Venezuela in both years. 8 Efficiency ratio: 75.3% in H1 10 Operating Cash Flow (OIBDA-CapEx) T. Latam OpCF up 6.3% y-o-y organically to € 3,239 m Solid 3.1% y-o-y organic growth at T. Europe T. Espana delivered 3,547 m of OpCF in H1 10 (-9.2% y-o-y in comparable terms) € in millions 6,610 H1 10 Reported -18.6% Reported H1 10 Ex-Spectrum 7,989 -3.4% Organic € 1,379 m spectrum acquisition in Germany y-o-y growth GROUP FINANCIALS

On track with 2010 full year outlook OIBDA CapEx €2,845 m H1 10 Revenue H1 10/H1 09 -1.2% H1 10/H1 09 2010 GUIDANCE +1%/+3% 2010 GUIDANCE €7,450/7,650 m 2010 GUIDANCE +1%/+4% +3.3% ? ? 2010 EPS target confirmed (€ 2.1) H1 10 9M 10E Q1 10 FY 10E -3.0% T. Espana: TV Tax in T. Espana (2010), USO in T. Espana (Q1 09), Revision workforce provision T. Espana (Q2 09) T. Europe: Restructuring (2010), Real Estate in T. O2 CR (H1 09), T- Mobile settlement agreement T. 02 CR (Q2 09) Negative impact from MTRs cuts Easier y-o-y comps in Telesp and Colombia Ramp up in commercial activity from Q3 09 2009 adjusted figures for guidance exclude Telyco Morocco results in T. Espana, Medi Telecom capital gain and write-offs. 2010 guidance assumes constant exchange rates as of 2009 (average FX in 2009) and excludes hyperinflationary accounting in Venezuela in both years. It also includes the consolidation of HanseNet and Jajah in T. Europe. In terms of guidance calculation, OIBDA exclude write-offs. Group CapEx also excludes Real Estate Efficiency Program of T. Espana and spectrum licenses. 9 OIBDA ? -1.2% GROUP FINANCIALS

T. Espana: Gradual recovery and improved profitability TELEFONICA ESPANA Comparable terms for H1 10 y-o-y change exclude the following effects: USO in Q1 09, real estate capital gains in Q1 09, Telyco Morocco in Q1 09 and Q2 09 , TV Tax in Q1 10 and Q2 10, and revision of the estimates in Q2 09 for the adjustment to workforce provision provided for in prior periods to 2009. Previous quarters year-on-year comparable changes published in Company^s press releases. Ongoing top line recovery from the bottom in Q2 09 Improved fixed and mobile revenues Sound OIBDA sequential increase, leveraging OpEx efficiencies Margin erosion contained Increased CapEx focused on MBB -8.9% -10.5% -7.5% H1 10 -5.8% OIBDA (comparable y-o-y change) Q2 09 Q3 09 Q4 09 Q1 10 Q2 10 -7.9% -3.7% Revenues (comparable y-o-y change) -6.9% -6.6% -4.5% Q2 09 Q3 09 Q4 09 Q1 10 H1 10 -3.4% -3.9% Q2 10 -2.9% OpEx & OIBDA margin (comparable; y-o-y change) -O.4 p.p. y-o-y 48.2% Q2 10 47.3% Q1 10 +0.9 p.p. H1 10 47.7% -1.2 p.p. y-o-y OpEx OIBDA margin Q2 10 Q1 10 H1 10 +0.5% -0.8% -0.2% -2.1 p.p. y-o-y 10

Sound commercial momentum focused on contract Wireless service revenues Mobile Broadband accesses (m) Wireless contract customers -7.7% - 8.1% -8.0% H1 10 - 6.4% Leading the market with the highest gap between access and revenue share Net adds boosted by total gross adds (up 27.0% vs. H1 09) along with churn contention Contract account for over 66% of total base Benchmark churn rate in the market, improving in contract Continued recovery in voice traffic (+0.4% vs H1 09); outgoing voice ARPM (-6.5%) in line with previous quarters Advancing on MBB, more than doubling customer base y-o-y change x 2.2 >3.8 Mobile BB accesses include: Monthly and daily wireless data flat rates. 2.6 Monthly data flat rates Q2 09 Q3 09 Q4 09 Q1 10 Q2 10 -7.1% -5.7% Net adds (000) Customer y-o-y growth H1 10 15.8 m Mar-10 Jun-10 +7.4% +6.7% Q1 10 197 Q2 10 253 x 3.6 vs H1 09 +29% 449 Mobile Usage (y-o-y) Q2 09 Q3 09 Q4 09 Q1 10 Q2 10 -2.8% -3.0% -1.6% +0.8% +0.9% +56.6% +46.9% +55.1% +68.5% +60.7% Connectivity Revenues Total Outgoing traffic Jun-10 11 TELEFONICA ESPANA Sound commercial momentum focused on contract

Revenue recovery, leveraging integrated leadership Sequential improvement in top line driven by positive contribution from all revenue concepts, but subsidiaries Market leader leveraging on strong customer uptake and increased loyalty across businesses, thanks to focus on bundles Strong y-o-y reduction in retail line losses on improved value proposition, despite lowest wholesale ULL prices in Europe Total wireline accesses declining 0.9% y-o-y as wholesale net adds partly offset retail wireline losses FBB leadership on improved quality offer (upload speed increased for 6 & 10 Mb offers). ARPU erosion in a very competitive market Steady growth in Pay TV with ARPU and churn improvement Comparable terms exclude the following effects: USO in Q1 09 and Telyco Morocco in H1 09. Total fixed accesses include: Retail wireline telephony accesses, wholesale line rental, fully unbundled loops and naked wholesale ADSL. Wireline line losses (000) Pay TV Wireline revenue (Comparable y-o-y) FBB Market share ~54%E Wholesale net adds/fixed line losses Top line decline easing Jun-10 22.7% Market share ~18%E Customer y-o-y growth Net adds (000) H1 10 45 vs. net loss in H1 09 -278 H1 10 Q1 10 -16% 80% 103% -259 Q2 10 92% -536 -18% -14% y-o-y change -4.8% Q1 10 Q2 10 Data & IT Subsidiaries Voice & Access -3.8% Internet & BB -0.3 p. p. +0.9 p. p. +0.1 p. p. +0.3 p. p. 12 TELEFONICA ESPANA Jun-10 5.4% 5.6 m -7.4% >20% VAS ARPU over total Customer y-o-y growth Net adds (000) H1 10 143 x 1.7 y-o-y Q2 10 42 +5% y- o-y H1 10 Retail BB ARPU

TELEFÓNICA LATAM

T.Latam: Revenue and OIBDA growth acceleration

Accesses growth (y-o-y)


+6.5%
+8.1%
+9.5%
3.7m net adds
3.8m net adds
Dec-09
Mar-10
Jun-10

- **Strong commercial momentum maintained in Q2:**
  - Ramp up in accesses to 176.1 m
  - 7.5 m net adds in H1 10: 2.9x y-o-y
  - Churn contention

Revenue (Organic y-o-y growth)


+5.3%
+5.4%
+6.2%
FY 09
Q1 10
H1 10

- **Robust organic top line growth acceleration:**
  - Improved trends across businesses
  - Double digit growth in mobile service and Internet & Pay TV revenue
  - Revenue acceleration across most countries

OIBDA (Organic y-o-y growth)


+3.4%
+3.9%
36.5%
37.2%
Q1 10
H1 10
OIBDA margin

- **OIBDA margin y-o-y erosion** (-0.9 p.p. in H1 10 in organic terms) **mainly driven by Telesp & Colombia:**
  - Comparison to ease in H2 10
- **7.3% y-o-y OpCF increase in euros (€3.2 bn), despite Bolivar's devaluation**

Organic growth assumes constant exchange rates as of H109 (average fx) and excludes hyperinflation accounting in Venezuela in both years.

Telefónica, S.A
Investor Relations

Telefónica

13

Wireless business: Strong commercial activity Organic growth assume constant exchange rates and excludes hyperinflation accounting in both years. Mobile customers include Telemig as of January 1st, 2008. 1.4 3.3 5.4 3.7 3.5 14 TELEFONICA LATAM Gross adds up 22.6% y-o-y in H1 10 (+43.1% in contract) Churn improvement: 2.5% in Q2 10 (-0.2 p.p. y-o-y) +1.6 p.p. acceleration in customer growth q-o-q to 12.6% Focus on contract: +6.7 p.p. vs. Mar-10 y-o-y growth rate leveraging migrations (>1.6 m net): Revenues acceleration across all services +5.8 p.p. y-o-y ramp up in data/service revenues to >21% Revenue growth (y-o-y organic) ARPU stabilization y-o-y, despite fast accesses growth Mobile Customer & ARPU (y-o-y change) Organic ARPU 9M 09 H1 09 FY 09 11.1% 9.3% 9.2% Q1 10 11.0% -2.9% -2.3% -2.1% +0.1% Customers Quarterly net adds (m) H1 10 12.6% -0.1% 19% of the customer base (+1.6 p.p. y-o-y) 49.4% Q1 10/ Q1 09 H1 10/ H1 09 Data Total Service 10.3% 12.4% 9.9% 12.3% 43.6% Mobile KPIs H1 09 -80% 2.6 H1 10 7.2 x2.7 y-o-y change MBB Total Contract +12.6% +23.3% x2.3 4% of customer base Accesses growth (Jun-10 y-o-y) Contract net adds/total Net adds (in million) 25% 50%

Q4 09 wireline net adds and growth rates exclude the disconnection of fixed telephony accesses in Colombia. Wireline business: Stabilizing revenue drivers Record FBB net adds since Q3 08, with increasing net adds q-o-q for the last 3: Latam Retail FBB y-o-y growth Latam 21.9% Brazil 14.4% -0.2p.p. Arg. 23.4% +3.3p.p .. Chile 27.9% +2.5p.p .. Peru 35.4% +4.1p.p .. +1.2p.p .. Col. 21.7% +2.8p.p .. Robust push in net adds New record at Telesp in Q2 10 BB/fixed lines: +3 p.p. y-o-y to 28% Higher quality led to the lowest churn ever Outstanding performance in fixed accesses in Q2: First positive net adds since Q3 08 Improved quality led churn reduction Further advance in transformation: 2P&3P/BB: +6 p.p. y-o-y to 57% Higher contribution from internet & Pay TV revenue in most operations Latam Retail Fixed Accesses y-o-y growth Internet & Pay TV rev/ Total rev (H1 10) y-o-y growth 15 TELEFONICA LATAM 6.9 Jun-10 +8.9% Net adds ('000) Accesses (m) Q2 09 -50% 143 Q2 10 275 H1 09 -42% 285 H1 10 +72% 489 +92% -283 Jun-10 24.5 -3.5% Q3 09 Q2 09 Q4 09 -126 Line evolution (^000) Accesses (m) Q1 10 -119 -155 Q2 10 +56

OIBDA Telesp: Sustained commercial recovery gradually flowing into financials Positive fixed line net adds for the 1st quarter since Q1 06: positive net adds for 4 consecutive months in a row Record BB net adds since launch 10 years ago: 2x vs. H1 09; +6.1% q-o-q Strong gross adds and further churn reduction on enhanced customer satisfaction Improved quality acknowledged by Anatel Financials (y-o-y in local currency) Q3 09 Q4 09 Q1 10 -13.5% -16.1% -14.3% -5.8% -3.8% -1.4% Commercial recovery Q2 09 +0.7% -3.0% Revenue stabilization on better performance of fixed line revenue in Q2 OIBDA declined driven by change in business mix and enhanced customer care Net adds (000) y-o-y growth Strong commercial momentum: Revenue Q2 10 -12.1% -0.5% -6.1% underlying -108 FBB Tradition al lines Q2 09 -69 -61 -147 59 163 -149 69 173 +64 X2.5 Q3 09 Q4 09 Q1 10 Q2 10 16 TELEFONICA LATAM Improved underlying OIBDA in Q2: -6.1% y-o-y

Colombia: Turnaround efforts start to pay off Wireline Financials (y-o-y in local currency) Wireless KPIs Contract net adds/total Wireless Financials (y-o-y in local currency) Wireline net adds (000) -5.3% Q4 09 FBB and wireline net adds and growth rates exclude the disconnection of inactive fixed telephony and FBB accesses in Colombia. +5.6% y-o-y growth -60 -12 Q4 09 Q1 10 Q3 09 -109 12 40 5 Q2 09 -64 12 FBB Wireline -1 35 Q2 10 -98% x3 49% 32% -2.2% -4.1% -14.5% Q3 09 Q4 09 Q1 10 Q2 09 +5.2% Access y-o-y growth -9.2% -10.0% -3.5% ARPU (chg lc) 49% Q2 10 +1.7% H2 09/H2 08 FY 09/FY 08 H1 10/H1 09 -16.3% -43.7% -10.0% -31.2% -9.4% -13.4% Revenue OIBDA 17 75.5% Revenue OIBDA -11.9% 15.9% -12.7% -3.4% 2.1% H2 09/H2 08 FY 09/FY 08 H1 10/H1 09 TELEFONICA LATAM

TELEFÓNICA LATAM

Good performance across key operations

Mexico

- **Ramp up in customer growth** (+15.7% y-o-y) **driven by contract segment** (+47.7% y-o-y)
- **Improved gross adds & best in class churn rate** (2.2% in H1 10)
- **Solid service revenue growth** (+9.7% y-o-y) **& OBDA margin expansion** to 33.9% in H1 10

Venezuela

- **Strong financials** despite devaluation
- **Lower commercial activity on limited availability of handsets**
- **Service revenues** (+23.0% y-o-y) **boosted by data services** (+54.8% y-o-y)
- **Healthy OIBDA margin** (45.1%) despite high costs

Vivo

- **Net adds up 2.3x vs. H1 09**
- **Market share gain for 4th quarter in a row:** 30.2%; 34.7% in contract
- **Service revenue growth ramp up** to 9.0% y-o-y (+11.5% in Q2) driven by data (+70.2%)
- **Solid OIBDA margin at** 30.1%

Argentina

- **Positive fixed accesses growth** driven by ramp up in BB and in traditional fixed lines net adds
- **Top line acceleration** to 14.7% y-o-y on strong mobile service and FBB revenues
- **Healthy OIBDA margin** at 34.6%, stable vs. Q1 10

Chile

- **Sequential improvements in revenue and OIBDA growth**
- **Strong mobile data revenue,** up 40.5% y-o-y
- **Robust profitability:** 44.2% OIBDA margin

Financial variations in local currency.

Telefónica, S.A
Investor Relations

Telefónica 18

Becoming the leader in the growing Brazilian market The leading integrated telco player in Brazil ... .... with strong growth potential (FBB, wireless penetration, MBB, pay TV ...) The most profitable player ... .... with further room for improvement leveraging significant synergies potential An EPS and FCPS accretive transaction from year 1 Total accesses (Million, Mar-10) 69.2 62.2 62.1 Vivo+Telesp Broi Amx+TMX #1 Revenues (Bn euros, FY 09) 11.8 10.7 9.8 Vivo+Telesp Broi Amx+TMX #1 OIBDA (Bn euros, FY 09) 4.1 3.5 2.5 35% 33% 26% OIBDA margin Vivo+Telesp Broi Amx+TMX #1 Source: Company press releases. Aggregated figures for revenue and OIBDA. 19 TELEFONICA LATAM

Telefonica's value proposition is in line with the offer supported by PT's shareholders at the EGM PT services to Vivo + NPV of total cash outflows@5: €7.3bn 5% guaranteed return on deferred sale value Call option on TEF's stake in PT Acquisition of Dedic Cash Offer for PT's 50% stake in Brasilcel PT services to Vivo + + + + 2009 accrued Vivo's dividends + €7.15bn Offer voted at the EGM €7.5bn for PT's 50% stake in Brasilcel to be paid in 3 tranches €7.15bn €0.15bn €0.15bn €0.05bn €7.5bn Revised offer 2009 Vivo pending dividends Delayed payments (40% @5%) Removal of call option on 10% stake in PT Offer EGM Jun-10 €7.3bn NPV of cash- outflows 20 TELEFONICA LATAM

Control price averaged down by tender offer for ONs Multiples based on analysts consensus estimates for Vivo. % Vivo Acquired Excluding synergies 11.6x 9.4x FV/EBITDA 10 Excluding synergies 10.4x 8.4x FV/EBITDA 11 29.7% 33.5% 3.8% €8.1bn €0.8bn €7.3bn Control ONs tender offer Total 11.4x Vivo business plan DCF TEF min. value creation commitment NPV of priced agreed for PT's 29.7% stake €7.3bn €3.4bn Operating synergies from Vivo+ Telesp combination Benefits from integrated TEF management model Financial & Tax synergies + + €4.0bn 10.2x Significantly lower multiples based on internal estimates & including synergies €3.3/3.9bn 21 TELEFONICA LATAM

Key dates of the transaction 28 of July-10 Signing of agreement with PT End of Sep-10 Closing End of October-10 Filing of the application for registration of the tender offer with CVM Anatel approval 60 days maximum 30 days maximum ONs: 88.9% PNs: 44.1% Total: 59.4% ONs: 100.0% PNs: 44.1% Total: 63.2% 60 days maximum CVM approval of the tender offer End of Dec-10 Publication of tender offer & auction period 60 days maximum End of Feb-11 End of tender offer TEF's stake in Vivo Acquiring control of Vivo Tender offer for ONs (11% free-float) Deferred cash-outflows in 3 tranches: € 4.5 bn at closing € 1.0 bn by 12/30/2010 € 2.0 bn by 10/31/2011 22 TELEFONICA LATAM

TELEFÓNICA EUROPE

T. Europe: Improving trends, continued momentum

Accesses
(Jun-10; y-o-y growth)


+14.6%
Incl HanseNet
+6.0%
+6.1%
+10.4%
45.2 m
54.5 m
21.8 m
Total Mobile
Total Accesses
Mobile Contract
Organic

- **Customer growth, quality improvement:**
  - Mobile contract: 48% of base (+2 p.p. y-o-y)
  - Strong MBB expansion to over 8 m accesses (+53.9% y-o-y)
  - Positive trend in churn

Revenue
(y-o-y growth)


+3.0%
+3.0%
+3.2%
+5.4%
+6.5%
+2.2%
+1.4%
+1.1%
+1.7%
+3.2%
H1 09
9M09
FY09
Q1 10
H1 10
Organic ex-MTR y-o-y change
Organic y-o-y change

- **Sequentially accelerating organic growth:**
  - UK, Germany main contributors
  - Non-P2P SMS organic rev. up 32.3% y-o-y in H1 10
  - Driving mobile Internet, leading innovation in mobile data tariffs

H1 10 Profitability
(y-o-y growth in comparable terms)


+3.7%
+10.3%
OIBDA
OpCF

- **Sustained profitability, actively managing business portfolio:**
  - 28.0% OIBDA margin in H1 10, flat y-o-y in comparable terms
  - CapEx down 5.8% y-o-y in organic terms; focus on growth & transformation
  - Smooth HanseNet integration, spectrum acquisition in Germany and disposal of Manx T.

Organic growth: assumes constant exchange rates (avg. H1 09) and excludes the consolidation of HanseNet (since mid February) and Jajah (January-June), and the capital gain from Manx T. disposal (€61 m). CapEx excludes spectrum acquisition in Germany (€1,379 m). Excludes HanseNet customers in June 2010.
Comparable growth: organic evolution and excluding one-offs affecting OIBDA: €-23 m in H1 10 (restructuring charges in T. O2 CR and Ireland, and USO in T. O2 CR) and €54 m in H1 09 (real estate and USO and proceeds from T. Mobile settlement in T. O2 CR).

Telefónica, S.A
Investor Relations
Telefónica
23

TELEFÓNICA EUROPE

T.O2 UK: Steady growth, shaping the business

Mobile customer KPIs


Jun-10 Customers
+4.5%
+11.7%
Total
Contract
Contract churn
1.1%
1.1%
-0.1p.p.
-0.1p.p.
Q2 10
H1 10

y-o-y change

- **Driving smartphone adoption & innovation:**
  - The "Home of Smartphones": sustained iPhone momentum since exclusivity ended
  - 47% of the base in contract (+3 p.p. y-o-y)
  - Bold move to tiered data pricing

Mobile service revenue

(local currency, y-o-y growth)


5.1%
10.3%
4.1%
9.8%
Q2 10
H1 10

Reported y-o-y change
Ex-MTRs y-o-y change

- **Steady revenue growth:**
  - Total H1 ARPU up 2.2% y-o-y ex-MTR in lc driven by higher contract base
  - Robust non-P2P SMS revenue in H1: up 42.6% y-o-y in lc, to 32% of data revenues
  - Roaming revenues up on Q1

OIBDA

(y-o-y growth in local currency)


+8.1%
+7.7%
Q2 10
H1 10

- **Enhanced profitability, in line with targeted commercial activity:**
  - OIBDA margin of 25.9% in H1 (+0.9 p.p. y-o-y)
  - Disciplined approach to acquire and retain high value customers

Telefónica, S.A
Investor Relations
Telefónica 24

TELEFÓNICA EUROPE

T.O2 Germany: Sustained solid momentum, smooth HanseNet integration

Customer Base (y-o-y growth)


Jun-10 Mobile base
+9.0%
+9.8%
Total
Contract
Breakdown
22.0 m
FBB & Others
16.5 m
91%
74%
Mobile
Jun-09
Jun-10

- **Continued customer base expansion:**
  - Sustained leadership in MBB
  - Total mobile net adds grew 4.1% y-o-y in H1
  - Q2 prepay net adds up 13.5% y-o-y
- **To June, HanseNet focused on integration**

Revenues (y-o-y growth)


+2.7%
+8.2%
+1.9%
+8.5%
MTR impact
Q2 10
H1 10
Mobile service revenue
Total revenue (organic)

- **Solid organic revenue growth on "O2o" and "My Handy" propositions:**
  - Non-P2P SMS revs up 34.9% y-o-y in H1
  - Improving ARPU trends vs. Q1
  - Strong growth in fixed revenues

H1 10 Profitability (organic y-o-y growth)


OIBDA
+6.2%
+9.5%
Q2 10
H1 10
OIBDA margin
24.4%
23.5%
-0.5 p.p.
+0.2 p.p.
Q2 10
H1 10
y-o-y change

- **Strong profitability:**
  - Higher efficiencies in most cost areas
  - HanseNet dragging 1 p.p. of H1 OIBDA margin
  - OpCF close to 3x higher y-o-y in organic terms
- **New spectrum acquisition: positioning O2 as a key player in the German market**

Organic: excludes the consolidation of HanseNet in January-June 2010 and the acquisition of additional spectrum.
FBB & Other accesses: include fixed broadband, traditional fixed, pay TV and wholesale accesses.

Telefónica, S.A
Investor Relations
Telefónica
25

GROUP FINANCIAL EXPENSES AND DEBT

Effective interest rate contained below 5%



Net Financial Debt Evolution
€ in millions
1.9x OIBDA
2.2x OIBDA
43,551
-2,467
+427
+3,668
+1,025
+2,208
48,412
Net Fin. Debt Dec-09
FCF Post-Minorities
Commitments cancellation
Shareholder remuneration
Net Financial Investments
FX, accruals and others
Net Fin. Debt Jun-10

Lower Cost of Debt

	H1 10
■ Net interest Expenses	€ -1,172 m
■ FX results	€ -82 m
Total Financial Results	**€ -1,254 m**
■ Total Average Debt	€ 47,840 m

4.94% effective interest rate

Total un-drawn credit lines



€ in billions
7.3
+1.8
9.1
Dec-09
Jun-10

- Leverage target, including commitments, up to the middle of our target range (2.3x OIBDA)
- Solid liquidity helped by € 1.8 bn increased in committed bank credit lines
- Contained financial expenses benefiting from floating exposure positioning

Leverage ratio: Calculated based on FY 09 figure, excluding results on the sale of fixed assets and H1 10 annualized excluding results on the sale of fixed assets.
Net interest expenses and effective interest rate: Ex-fx and including the impact of hyperinflation in Venezuela.

Telefónica, S.A
Investor Relations

Telefonica

26

Conclusions 27 Sequential ramp-up in growth rates across the P&L Robust top line growth, above peers, driven by strong commercial momentum Benefiting from diversification: Increased exposure to Brazil; #1 integrated player Retaining benchmark profitability and very healthy cash generation Solid financial position to face current headwinds Fully on track to fulfill 2010 and 2012 guidance Committed to dividend targets Solid set of results, delivering our 2010 priorities GROUP FINANCIALS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: July 29th, 2010	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer